

April 13, 2011

<u>Via U.S. Mail and Facsimile 212.946.3999</u>

Mr. Jeffrey Chertoff
Chief Financial Officer
Bonds.com Group, Inc.
529 Fifth Avenue, 8th Floor
New York, NY 10017

> **Re:** **Bonds.com Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the period ended September 30, 2010**
> **Filed November 16, 2010**
> **File No. 0-51076**

Dear Mr. Chertoff:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief